SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2003

Claude Resources Resources Inc. (Translation of registrant’s name into English)

200, 224 4th Street S Saskatoon SK. S7K 5M5 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form20-F or Form40-F:

Form20-F [X] Form40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If “ Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, , has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	September 30, 2003 Claude Resources Inc.

By:	/s/ Val Michasiw Val Michasiw Secretary/Trasurer

6607

r f BC-e-C-Resources-Renmark 09-30 0219 News release via Canada NewsWire, Montreal 514-878-2520 -ME-

Attention Business Editors: Claude Resources Inc. Retains the Services of Renmark Financial Communications Inc.

SASKATOON, Sept. 30 /CNW Telbec/ - Claude Resources Inc. (TSX: CRJ), announces that it has retained the services of Renmark Financial Communications Inc. to assist the Company with its investor relations program.

“We are pleased to announce that we have selected Renmark to strengthen Claude’s profile amongst the financial community. We believe that, thanks to its well tried investor relations strategies and methodology, Renmark will enhance the Company's visibility,” declared Neil McMillan, President of Claude Resources Inc.

In consideration of the services to be provided, the Company has agreed to pay a monthly retainer to Renmark Financial Communications Inc.

Statements contained in this document which are not historical fact, are forward looking statements which involve risk and uncertainties which could cause actual results to differ materially from those expressed in the forward looking statements. Such factors include: volatility and sensitivity to market prices for gold and foreign currency, competition, environmental risks, and receipt of permits and approvals from government authorities.

-0-	09/30/2003

/For further information: Neil McMillan, President, (306) 668-7505, Fax: (306) 668-7500; www.clauderesources.com; Renmark Financial Communications Inc.: Neil Murray-Lyon, nmurraylyon(at)renmarkfinancial.com; Edith English, eenglish(at)renmarkfinancial.com; Media: Dominic Sicotte, dsicotte(at)renmarkfinancial.com; (514) 939-3989, Fax : (514) 939-3717/ (CRJ.)

CO: CLAUDE RESOURCES INC. ST: Saskatchewan IN: MNG SU: